

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Mr. Frank J. Garcia
Chief Financial and Accounting Officer
Pan American Lithium Corp.
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona 85719

> **Re: Pan American Lithium Corp**
> **Registration Statement on Form F-1**
> **Filed June 3, 2010**
> **File No. 333-167277**

Dear Mr. Garcia:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

In this regard, we note that the filing does not include financial statements that meet the age requirements of Item 4(b) of Form F-1 and Item 8.A.4 of Form 20-F.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Harold P. Gewerter, Esq.